UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

Olink Holding AB (publ)

(Name of Subject Company)

Olink Holding AB (publ)

(Name of Person Filing Statement)

American Depositary Shares, each representing one Common Share,

quota value SEK 2.431906612623020 per share

Common Shares, quota value SEK 2.431906612623020 per share

(Title of Class of Securities)

680710100*

(CUSIP Number of Class of Securities)

Olink Proteomics Inc.

130 Turner St. Building 2, Suite 230

Waltham, MA 02453, USA Tel: (617) 393-3933

Attn: Linda Ramirez-Eaves, General Counsel

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Mark Mandel, Esq.	Piotr Korzynski, Esq.
Baker & McKenzie LLP	Baker & McKenzie LLP
452 Fifth Avenue	300 East Randolph Street, Suite 5000
New York, New York 10018	Chicago, IL 60601
(212) 626-4100	(312) 861-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*	This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each representing one (1) Common Share.

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Olink Holding AB (publ), a public limited liability company organized under the laws of Sweden (“Olink” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 31, 2023, relating to the tender offer by Orion Acquisition AB, a private limited liability company organized under the laws of Sweden (“Buyer”) and a direct, wholly owned subsidiary of Thermo Fisher Scientific Inc., a Delaware corporation (“Thermo Fisher” or “Parent”), to acquire all of the outstanding common shares, quota value SEK 2.431906612623020 per share (the “Common Shares”) and all of the outstanding American Depositary Shares, each representing one Common Share (the “ADSs”), of the Company in exchange for $26.00 per Common Share, representing $26.00 per ADS, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 31, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying ADS Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal”) and Acceptance Form for Shares (together with any amendments or supplements thereto, the “Acceptance Form”). The Offer to Purchase, the ADS Letter of Transmittal, and the Acceptance Form were originally filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) to the Tender Offer Statement filed under cover of Schedule TO with the SEC on October 31, 2023, by Thermo Fisher, with the amended and restated Offer to Purchase having been filed as Exhibit (A)(1)(H) under cover of Schedule TO with the SEC on December 1, 2023, by Thermo Fisher.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to amend and supplement the Items set forth below.

Item 8. Additional Information.

Item 8. “Additional Information—Regulatory Approvals” of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following bold and underlined language is added as the last sentence of the following paragraph on page 42 under the sub-heading “German Merger Control Compliance” of the Schedule 14D-9, as restated below to reflect previous amendments:

Germany Merger Control Compliance. The completion of the Transactions is subject to merger control approval by the German Federal Cartel Office (the “German Bundeskartellamt”) or other circumstances that would be commonly and reasonably considered a sufficient indication that the German Bundeskartellamt is not objecting to, are not or are no longer reviewing or are not challenging the Transactions. On November 22, 2023, Parent filed a notification with the German Bundeskartellamt. Regulatory approval from the German Bundeskartellamt is typically received within one month from the submission of the required filing, unless the German Bundeskartellamt opens a Phase 2 review of the Transactions, which can take up to four additional months following the submission of the initial filing with the German Bundeskartellamt (subject to suspensions of the review period, resulting in a prolongation of the total possible review period, in certain circumstances). Parent has withdrawn its November 22, 2023 notification and intends to refile its notification with the German Bundeskartellamt on or about January 15, 2024. The waiting period for the new Phase 1 review will expire one month from the date on which Parent refiles its notification unless earlier terminated by the German Bundeskartellamt.

The following language is added after the first full paragraph on page 42 in the “Regulatory Approvals” section of the Schedule 14D-9:

UK Antitrust Compliance. The UK’s Competition and Markets Authority (the “CMA”) has notified Parent and Buyer that it intends to open a Phase 1 investigation into the proposed acquisition of Olink. Parent and Buyer will submit a draft merger notification filing in January 2024, and the completion of the Transactions is subject to notice from the CMA that it has approved the Transactions or otherwise discontinued its investigation.

The parties are working cooperatively with the regulators and continue to expect the Offer to be completed by mid-2024.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

OLINK HOLDING AB (PUBL)

Date: December 22, 2023	By:	/s/ Jon Heimer
		Name:	Jon Heimer
		Title:	Chief Executive Officer